Exhibit (a)(1)(L)

FOR IMMEDIATE RELEASE

                              ENDO PHARMACEUTICALS HOLDINGS INC. EXTENDS
                                        WARRANT TENDER OFFER

CHADDS FORD, Pa., January 18, 2002 - Endo Pharmaceuticals Holdings Inc. (Nasdaq: ENDP) today reported that Mrs. Karen Lyle, wife of director John
W. Lyle, has informed the Company that she has decided to tender approximately 650,000 of her 1,344,416 Class A Warrants (Nasdaq: ENDPW) in the Company's current tender offer for such warrants.

         In addition, the Company announced today that it has extended its current offer to purchase up to 13,500,000 of its Class A Transferable Warrants and any and all of its Class B Non-Transferable Warrants at a price of $0.75 per Warrant until 12:00 midnight, New York City time, on January 25, 2002. The offer was scheduled to expire at 12:00 midnight, New York City time, on January 23, 2002. The extension will provide Warrant holders additional time to determine whether to tender their Warrants in response to the Company's offer. Warrants that have already been tendered pursuant to the offer may be withdrawn by the tendering holder at any time before the expiration date.

         The Company has filed an amendment to its Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the "SEC") confirming the extension and containing this additional information concerning the tender offer that investors may find useful in evaluating the tender offer.

         This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Warrants of Endo Pharmaceuticals Holdings Inc. The offer is being made solely by the Offer to Purchase and the related Letter of Transmittal. Investors are urged to read the Company's Tender Offer Statement on Schedule TO filed with the SEC in connection with the tender offer, which includes as exhibits the Offer to Purchase and the related Letter of Transmittal, as well as any amendments or supplements to the Statement when they become available, because they contain important information. Each of these documents has been or will be filed with the SEC, and investors may obtain them for free from the SEC at the SEC's website (www.sec.gov) or from MacKenzie Partners, Inc., the information agent for the tender offer, by directing such request to: MacKenzie Partners, Inc., 156 Fifth Avenue, New York, NY, 10010, telephone (212) 929-5500 or (800) 322-2885.

ABOUT ENDO

         Endo is a fully integrated specialty pharmaceutical company with market leadership in pain management products. The company researches, develops, produces and markets a broad product offering of both branded and generic pharmaceuticals, meeting the needs of healthcare professionals and consumers alike. This and past press releases of Endo Pharmaceuticals Holdings Inc. are available at Endo's Web site at http://www.endo.com.

         To the extent any statements made in this release contain information that is not historical, these statements are essentially forward-looking and are subject to risks and uncertainties. As a result of such risks and uncertainties, which include, but are not limited to, the difficulty of predicting FDA approvals, risks with respect to technology and product development, the effect of competing products and prices, uncertainties regarding intellectual property protection, uncertainties as to the outcome of litigation, changes in operating results and other risks discussed from time to time in Endo's filings with the Securities and Exchange Commission, actual results may differ materially from those expressed or implied by such forward- looking statements.

CONTACT: ROBERT SIEGFRIED/JEREMY FIELDING

Kekst and Company
212-521-4800